Exhibit 8



Number and Minimum Qualifications of Credit Analysts and Their Supervisors

The total number of credit analysts, including analyst supervisors, is 82[1]. A general description of the minimum qualifications required of the credit analysts, including education level and work experience, is as follows:

- Minimum Education: Bachelor's Level Degree.
- Experience, Skills and Knowledge:
    - Strong writing and communication skills are required;
    - High level of proficiency and comfort with relevant Microsoft Office applications along with Internet search ability;
    - Strong quantitative and general accounting/finance skills;
    - Strong organizational and time management skills;
    - In addition to analytical ability, the candidate must be able to present, both written and verbally, all conclusions and answer any questions with respect to the basis for such conclusions.

The total number of credit analyst supervisors is 12[1]. A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience, is as follows:

- Minimum Education: Bachelor's Level Degree.
- Experience, Skills and Knowledge:
    - Experience in the applicable corporate, financial institution, or structured finance (e.g., new loan underwriting or asset management) sectors preferable.
    - For structured finance analyst - minimum of 2 years of experience with asset-backed bonds, or asset-backed finance and loan structures, servicing functions, and lender default remedies;
    - For corporate and financial institutions analyst - min minimum of 2 years of experience with financial statement analysis, credit models, or equity research;
    - Strong quantitative and general accounting/finance skills;
    - Strong writing and communications skills are required;
    - A high level of proficiency and comfort with relevant Microsoft Office applications along with Internet search ability;
    - Strong organizational and time management skills;
    - In addition to analytical ability, the candidate must be able to present, both written and verbally, all conclusions and answer any questions with respect to the basis for such conclusions.

1   Total head count is as of 12/31/2018. Of our analyst total, 20 are dedicated to MCR from Morningstar India including 1 supervisor.